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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

                Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Explanatory Note

This Form 6-K/A is being furnished to correct certain typographical errors in the exchange rates appearing in the second paragraph under the heading “Methodology for translation, consolidation, and presentation of results” on page 21 of Exhibit 2 to the Form 6-K furnished by CEMEX, S.A.B. de C.V. on July 20, 2012 (the “Original Form 6-K”). The Original Form 6-K included (i) the press release, dated July 20, 2012, announcing second quarter results for CEMEX, S.A.B. de C.V.; (ii) the second quarter 2012 results for CEMEX, S.A.B. de C.V. and (iii) the presentation regarding second quarter 2012 results for CEMEX, S.A.B. de C.V.

The typographical errors relate to the stated second quarter average exchange rates in 2011 and 2012. The typographical errors have been corrected in Exhibit 1 attached hereto to reflect the correct exchange rates. Other than the foregoing corrections, no changes have been made to Exhibit 2 of the Original Form 6-K. Furthermore, no changes have been made to Exhibits 1 and 3 of the Original Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V. (Registrant)

Date: July 23, 2012	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Second quarter 2012 results for CEMEX, S.A.B. de C.V. (NYSE:CX) (Corrected).